SECURITIES AND EXCHANGE COMMISSION

Investment Company Act Release No. 34992

Deregistration under Section 8(f) of the Investment Company Act of 1940

August 25, 2023

AGENCY: Securities and Exchange Commission ("Commission" or "SEC")

ACTION: Notice of Applications for Deregistration under Section 8(f) of the Investment Company Act of 1940.

The following is a notice of applications for deregistration under section 8(f) of the Investment Company Act of 1940 for the month of August 2023. A copy of each application may be obtained via the Commission's website by searching for the applicable file number listed below, or for an applicant using the Company name search field, on the SEC's EDGAR system. The SEC's EDGAR system may be searched at https://www.sec.gov/edgar/searchedgar/legacy/companysearch.html. You may also call the SEC's Public Reference Room at (202) 551-8090. An order granting each application will be issued unless the SEC orders a hearing. Interested persons may request a hearing on any application by e-mailing the SEC's Secretary at Secretarys-Office@sec.gov and serving the relevant applicant with a copy of the request by e-mail, if an e-mail address is listed for the relevant applicant below, or personally or by mail, if a physical address is listed for the relevant applicant below. Hearing requests should be received by the SEC by 5:30 p.m. on September 19, 2023, and should be accompanied by proof of service on applicants, in the form of an affidavit or, for lawyers, a certificate of service. Pursuant to Rule 0-5 under the Act, hearing requests should state the nature of the writer's interest, any facts bearing upon the desirability of a hearing on the matter, the reason for the request, and the issues contested.

Persons who wish to be notified of a hearing may request notification by writing to the Commission's Secretary at Secretarys-Office@sec.gov.

ADDRESS: The Commission: Secretarys-Office@sec.gov.

FOR FURTHER INFORMATION CONTACT: Shawn Davis, Assistant Director, at (202) 551-6413 or Chief Counsel's Office at (202) 551-6821; SEC, Division of Investment Management, Chief Counsel's Office, 100 F Street, NE, Washington, DC 20549-8010.

BlackRock Maryland Municipal Bond Trust [File No. 811-21051]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. The applicant has transferred its assets to BlackRock MuniYield Quality Fund, Inc., and on May 3, 2021 made a final distribution to its shareholders based on net asset value. Expenses of $184,515 incurred in connection with the reorganization were paid by the applicant.

Filing Date: The application was filed on July 21, 2023.

Applicant's Address: 100 Bellevue Parkway, Wilmington, Delaware 19809.

BlackRock Massachusetts Tax-Exempt Trust [File No. 811-07660]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. The applicant has transferred its assets to BlackRock MuniYield Quality Fund, Inc., and on May 3, 2021 made a final distribution to its shareholders based on net asset value. Expenses of $187,103 incurred in connection with the reorganization were paid by the applicant.

Filing Date: The application was filed on July 21, 2023.

Applicant's Address: 100 Bellevue Parkway, Wilmington, Delaware 19809.

BlackRock Municipal Bond Trust [File No. 811-21036]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. The applicant has transferred its assets to BlackRock MuniHoldings Fund, Inc., and on April 1, 2021 made a final distribution to its shareholders based on net asset value. Expenses of $242,014 incurred in connection with the reorganization were paid by the applicant.

Filing Date: The application was filed on July 21, 2023.

Applicant's Address: 100 Bellevue Parkway, Wilmington, Delaware 19809.

BlackRock Municipal Income Investment Quality Trust [File No. 811-21180]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. The applicant has transferred its assets to BlackRock MuniHoldings Fund, Inc., and on April 1, 2021 made a final distribution to its shareholders based on net asset value. Expenses of $223,586 incurred in connection with the reorganization were paid by the applicant.

Filing Date: The application was filed on July 21, 2023.

Applicant's Address: 100 Bellevue Parkway, Wilmington, Delaware 19809.

BlackRock Municipal Income Investment Trust [File No. 811-10333]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. The applicant has transferred its assets to BlackRock Municipal Income Trust II, and on May 3, 2021 made a final distribution to its shareholders based on net asset value. Expenses of $216,777 incurred in connection with the reorganization were paid by the applicant.

Filing Date: The application was filed on July 21, 2023.

Applicant's Address: 100 Bellevue Parkway, Wilmington, Delaware 19809.

BlackRock MuniEnhanced Fund, Inc. [File No. 811-05739]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. The applicant has transferred its assets to BlackRock MuniYield Quality Fund, Inc., and on May 3, 2021 made a final distribution to its shareholders based on net asset value. Expenses of $280,313 incurred in connection with the reorganization were paid by the applicant.

Filing Date: The application was filed on July 21, 2023.

Applicant's Address: 100 Bellevue Parkway, Wilmington, Delaware 19809.

BlackRock MuniHoldings Fund II, Inc. [File No. 811-08215]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. The applicant has transferred its assets to BlackRock MuniHoldings Fund, Inc., and on April 1, 2021 made a final distribution to its shareholders based on net asset value. Expenses of $229,956 incurred in connection with the reorganization were paid by the applicant.

Filing Date: The application was filed on July 21, 2023.

Applicant's Address: 100 Bellevue Parkway, Wilmington, Delaware 19809.

BlackRock MuniHoldings Investment Quality Fund [File No. 811-08349]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. The applicant has transferred its assets to BlackRock Municipal Income Fund, Inc., and on May 2, 2022 made a final distribution to its shareholders based on net asset value. Expenses of $478,610 incurred in connection with the reorganization were paid by the applicant and the applicant's investment adviser.

BlackRock MuniHoldings Quality Fund, Inc. [File No. 811-08707]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. The applicant has transferred its assets to BlackRock MuniHoldings Fund, Inc., and on April 1, 2021 made a final distribution to its shareholders based on net asset value. Expenses of $227,958 incurred in connection with the reorganization were paid by the applicant and the applicant's investment adviser.

Filing Date: The application was filed on July 21, 2023.

Applicant's Address: 100 Bellevue Parkway, Wilmington, Delaware 19809.

BlackRock MuniYield Arizona Fund, Inc. [File No. 811-07083]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. The applicant has transferred its assets to BlackRock MuniYield Quality Fund, Inc., and on May 3, 2021 made a final distribution to its shareholders based on net asset value. Expenses of $194,782 incurred in connection with the reorganization were paid by the applicant.

Filing Date: The application was filed on July 21, 2023.

Applicant's Address: 100 Bellevue Parkway, Wilmington, Delaware 19809.

BlackRock MuniYield California Fund, Inc. [File No. 811-06499]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. The applicant has transferred its assets to BlackRock MuniHoldings California Quality Fund, Inc., and on May 2, 2022 made a final distribution to its shareholders based on net asset value. Expenses of $377,809 incurred in connection with the reorganization were paid by the applicant and the applicant's investment adviser.

Filing Date: The application was filed on July 21, 2023.

Applicant's Address: 100 Bellevue Parkway, Wilmington, Delaware 19809.

BlackRock MuniYield California Quality Fund, Inc. [File No. 811-06692]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. The applicant has transferred its assets to BlackRock MuniHoldings California Quality Fund, Inc., and on May 2, 2022 made a final distribution to its shareholders based on net asset value. Expenses of $415,589 incurred in connection with the reorganization were paid by the applicant and the applicant's investment adviser.

Filing Date: The application was filed on July 21, 2023.

Applicant's Address: 100 Bellevue Parkway, Wilmington, Delaware 19809

BlackRock MuniYield Investment Fund [File No. 811-06502]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. The applicant has transferred its assets to BlackRock MuniYield Quality Fund, Inc., and on May 3, 2021 made a final distribution to its shareholders based on net asset value. Expenses of $235,725 incurred in connection with the reorganization were paid by the applicant.

Filing Date: The application was filed on July 21, 2023.

Applicant's Address: 100 Bellevue Parkway, Wilmington, Delaware 19809.

BlackRock MuniYield Investment Quality Fund [File No. 811-07156]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. The applicant has transferred its assets to BlackRock Municipal Income Trust II, and on May 3, 2021 made a final distribution to its shareholders based on net asset value. Expenses of $210,365 incurred in connection with the reorganization were paid by the applicant and the applicant's investment adviser.

Filing Date: The application was filed on July 21, 2023.

Applicant's Address: 100 Bellevue Parkway, Wilmington, Delaware 19809.

BlackRock MuniYield New Jersey Fund, Inc. [File No. 811-06570]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. The applicant has transferred its assets to BlackRock MuniHoldings New Jersey Quality Fund, Inc., and on May 2, 2022 made a final distribution to its shareholders based on net asset value. Expenses of $414,103 incurred in connection with the reorganization were paid by the applicant and the applicant's investment adviser.

Filing Date: The application was filed on July 21, 2023.

Applicant's Address: 100 Bellevue Parkway, Wilmington, Delaware 19809.

BlackRock New York Municipal Income Quality Trust [File No. 811-21179]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. The applicant has transferred its assets to BlackRock New York Municipal Income Trust, and on May 3, 2021 made a final distribution to its shareholders based on net asset value. Expenses of $149,154 incurred in connection with the reorganization were paid by the applicant and the applicant's investment adviser.

Filing Date: The application was filed on July 21, 2023.

Applicant's Address: 100 Bellevue Parkway, Wilmington, Delaware 19809.

BlackRock New York Municipal Income Trust II [File No. 811-21124]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. The applicant has transferred its assets to BlackRock New York Municipal Income Trust, and on May 3, 2021 made a final distribution to its shareholders based on net asset value. Expenses of $134,844 incurred in connection with the reorganization were paid by the applicant and the applicant's investment adviser.

Filing Date: The application was filed on July 21, 2023.

Applicant's Address: 100 Bellevue Parkway, Wilmington, Delaware 19809.

BlackRock Strategic Municipal Trust [File No. 811-09401]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. The applicant has transferred its assets to BlackRock Municipal Income Trust II, and on May 3, 2021 made a final distribution to its shareholders based on net asset value. Expenses of $210,319 incurred in connection with the reorganization were paid by the applicant and the applicant's investment adviser.

Filing Date: The application was filed on July 21, 2023.

Applicant's Address: 100 Bellevue Parkway, Wilmington, Delaware 19809.

Hartford Funds NextShares Trust [File No. 811-23215]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. On June 11, 2019, applicant made a liquidating distribution to its shareholders based on net asset value. Expenses of $21,000 incurred in connection with the liquidation were paid by the applicant's investment adviser.

Filing Date: The application was filed on July 6, 2023.

Applicant's Address: 690 Lee Road, Wayne, Pennsylvania 19087.

USCF Mutual Funds Trust [File No. 811-23213]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. On March 21, 2019, applicant made a liquidating distribution to its shareholders based on net asset value. Expenses of $10,000 incurred in connection with the liquidation were paid by the applicant's investment adviser.

<u>Filing Date</u>: The application was filed on July 28, 2023.

<u>Applicant's Address</u>: 1850 Mt. Diablo Boulevard, Suite 640, Walnut Creek, California 94596.

      For the Commission, by the Division of Investment Management, pursuant to delegated authority.

J. Matthew DeLesDernier,

Deputy Secretary.